Alaska Pacific Energy Corp.

2005 Costa Del Mar Road, Carlsbad CA, 92009

September 8, 2009,

Tracey L. McNeil, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission

RE: Alaska Pacific Energy Corp.
Registration Statement on Form S-1
File No. 333-161141

Dear Sirs,

The following are our responses pursuant to your comment letter dated August 27, 2009 respecting the Alaska Pacific Energy Corp., Form S-1 filing.

We have included the following with this response letter:

Our amended Form S-1 in clear;
A redline version of the Form S-1;

Please note that the page numbers included with our responses in this response letter refer to the clear Form S-1 only.

Please note also that we have maintained your comments in black font and prepared our responses in red font.

COMMENT RESPONSES

1. We note that the Rule 415 checkbox is not checked on the cover page. In your next amendment, please revise the cover page to check the box that indicates that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

We have marked the Rule 415 checkbox on the cover page to properly indicate that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

Prospectus Summary, page 5

2.	Please disclose here that the report of your independent public accountants includes a paragraph that expresses substantial doubt concerning your ability to continue as a going concern. Include a reference to the related risk factor on Page 14 and to any other related disclosure.

We have revised the Prospectus Summary disclosure to include the statement that our independent public accountant has expressed substantial doubt concerning our ability to continue as a going concern. The revised statement now reads as follows: (See page 5)

Prospectus Summary This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus before making an investment decision. Additionally, It should be noted that our independent public accountant has expressed substantial doubt about our ability to continue as a going concern. (See related Risk Factor note on page 15, as well as related notes in the Plan of Operations and the Liquidity and Capital Resources sections, page 32 and page 33 respectively and in Note 1, page F–7 of the Notes to Financial Statements,.)

Risk Factors, page 6

3.	We note your statement regarding “some of the risks you should consider”. Make clear in this paragraph that you have listed all known material risks in your Risk Factors discussion beginning on page 7.

The statement regarding “some of the risks you should consider” has been revised to make clear that we have listed all known material risks in the Risk Factors discussion beginning on page 7. The statement now reads as follows: (See page 6)

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 7 of this prospectus. It should be noted that we have listed all known material risks in the Risk Factors section beginning on page 7.

Selling Securities Holders, page 16

4. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity. please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by that selling shareholder. Refer to Question 140,02 of the Compliance & Disclosure Interpretations for Regulation S-K.

We have included a reference with each of the relevant selling stockholder entities and a related note disclosing the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale. The related discloses have been included and read as follows: (See page 18)

1.) Asia Asset Mgmt Inc. was incorporated in the Province of British Columbia, Canada on May 27, 2003. Asia Asset Mgmt Inc. is owned by Munir Ali and his spouse Alida Ali, both Canadian citizens. Each owns 50% of Asia Asset Mgmt Inc. and each is the beneficial owner and has voting rights to their portion of the Alaska Pacific Energy Corp, shares owned by Asia Asset Mgmt Inc. Neither party has any relationship to the Issuer except as a shareholder

(2.) Kouzelne Mesto Ltd. is owned as to 100% owned by Geoffrey Armstrong a citizen of the United Kingdom. Kouzelne Mesto Ltd. was incorporated in the Czech Republic on April 18, 1995. Mr. Armstrong is the beneficial holder and has full voting rights to the Alaska Pacific Energy Corp, shares owned by Kouzelne Mesto Ltd. Mr. Armstrong is a former employee of Alaska Pacific Energy Corp.

(3.) Meghna Investments Inc. was incorporated in the Province of British Columbia, Canada on May 26, 2003. Meghna Investments Inc. is owned as to 100% by Munir Ali, a citizen of Canada. Mr. Ali is the beneficial holder and has full voting rights to the Alaska Pacific Energy Corp, shares owned by Meghna Investments Inc. Mr. Ali has no relationship to the Issuer except as a shareholder

Exhibit 5.1

5. In your next amendment, please revise your legal opinion to reference the correct number of shares covered by the registration statement

The legal opinion letter has been revised to reference the correct number of shares as 17,303,000 common shares as covered by the registration statement.

Thank you,

/s/ James R. King
James R. King, President, CEO and Director
On Behalf of the Board,
Alaska Pacific Energy Corp.